Exhibit 99.4

April 11, 2013

ATLANTIC COAST FINANCIAL CORPORATION
10151 Deerwood Park Boulevard
Building 200, Suite 100
Jacksonville, Florida 32256

Attention: Board of Directors

As before, I am writing this letter on behalf of myself and my fellow director and fellow ACFC stockholder Bhanu Choudhrie.  We are writing to you to reiterate our serious concerns regarding the proposed merger with Bond Street Holdings.  In addition, we now have had the opportunity to fully review the proxy materials ACFC filed with the SEC, and we also have serious concerns as to the accuracy and completeness of that document.  As you know, when the Board moved to approve the proxy statement and its filing with the SEC, we did note vote in favor of that action, as we were not given adequate time to review drafts prior to the time the Board insisted on voting and even after only a limited review we informed you that we believed the filing was not accurate or complete in a number of significant ways.

We continue to believe that the proposed merger grossly undervalues ACFC and, as a result, we expect that ACFC stockholders will not approve the transaction.  We note yesterday’s Schedule 13D filing by The Allbury Investment Partnership, et. al., which indicates that this group intends to vote its shares – representing almost 10% of the outstanding shares – against the merger.  So now almost 17% of the outstanding shares have publicly expressed opposition to the Bond Street transaction, and we fully expect other stockholders to do the same. Under these circumstances, we believe that continuing to pursue the transaction is a waste of time and valuable resources for everyone involved.  We also believe that soliciting stockholder approval using inadequate proxy materials is inconsistent not only with SEC rules, but also is inconsistent with the Board’s duty of candor under Maryland law.  We again call on you to immediately move forward in calling ACFC’s 2013 annual meeting so ACFC stockholders may elect new directors, move forward with a recapitalization and avoid further jeopardizing the company’s value and future. At the very least, the special meeting should also include a separate proposal to elect directors who will serve on the company’s Board when the Bond Street transaction fails to be approved.

The Board’s Failure to Adequately Consider Alternatives

We noted ACFC’s filing with the SEC on March 29, 2013 that appears to have been in response to our March 27, 2013 letter to you.  What your response, ACFC’s preliminary proxy materials and your other public statements fail to address is our contention that the proposed terms of the Bond Street Holdings merger significantly undervalue the ACFC franchise and, therefore, the financial consideration being offered to ACFC’s shareholders is not fair. As highlighted in our March 27 letter, we believe that a recapitalization of ACFC is in the best interest of ACFC’s shareholders and that relative to the Bond Street Holdings offer, ACFC’s shareholders stand to gain most value if the company remains independent.

We also noted the disclosures in various places in the preliminary proxy materials regarding the Board’s consideration of recapitalization alternatives.  Your attempt to make it appear as if the Strategic Alternatives Committee and the full Board gave due consideration to our recapitalization proposal falls far short of providing ACFC stockholders with a true picture of the directors’ deliberative process. As you know, we first brought up the option of recapitalization in September 2012 and repeated our proposal on a number of occasions all the way into January 2013.  You took few, if any, steps to explore the viability of such a transaction and your stated conclusions for refusing fully explore this alternative – particularly that it “presented too much execution risk due to the ability of such stand-by investors to be approved by regulators in a timely manner” – ring hollow.  In the absence of any “change of control,” why would regulatory approvals be required for any investor, whether current stockholders or “stand-by” investors?  You represented to us that ACFC counsel, based on discussions with the Federal Reserve, believed that there was significant timing risk regarding investor approval.  However, our counsel discussed the terms of the recapitalization proposal and the same issues with the same regulator and was not told that regulatory approval would be an impediment to the transaction we were proposing.  We informed you of that and you apparently chose just ignore it. Your assertions that you gave due consideration to all strategic options is absolutely inaccurate and a material misstatement of facts. If the Strategic Alternatives Committee and the full Board had properly investigated the alternative of a capital raising transaction on the terms we put forth and had sought definitive guidance from ACFC’s regulators, we believe that you  would have concluded that the alternative would generate significant stockholder value immediately and would allow ACFC to meet its regulatory obligations and to grow without having to pursue a merger that would effectively end ACFC shareholders’ investment in the company at a depressed valuation.

In spite of your efforts to move forward with Bond Street to the exclusion of all other alternatives, we continued to provide you with analyses designed to illustrate the benefits of a recapitalization and the likelihood of completion in a timely manner.  In December 2012 we provided a detailed analysis that illustrated the anticipated financial impact of a recapitalization transaction. Our proposal contemplated a total $25 million capital raise of which approximately 60% would come from existing investors in the form of a rights offering, thereby minimizing the potential dilution to existing ACFC stockholders and the execution risk associated with such an offering. As we discussed with you, a rights offering would have significantly strengthened the bank’s capital ratios. In addition, our analysis also contemplated the sale of non-performing assets, taking into account loss estimates provided by the bank’s Chief Credit Officer. Even after factoring in an estimated loss of $10 million on an asset sale of approximately $26 million, capital ratios pro forma for the capital raise remained strong.

Most importantly, the capital raise would have allowed ACFC to remain independent, return to profitability and allow stockholders to participate in the company’s recovery and future growth. As you know, $3 is far below what many of ACFC’s current stockholders paid to become ACFC stockholders in the recent past and their expectation certainly could not have been that the Board would agree to sell the company at such a depressed price and not take all reasonable steps to fix the bank’s problems and increase stockholder value back to earlier levels, if not even greater levels.  Looking forward, we expect that credit costs in the medium term would return to normalized levels, ACFC could take reasonable measures to improve its cost structure and through normal course runoffs, reduce its reliance on expensive borrowing, and additional steps could be taken to put the bank on solid footing.  Once ACFC was able to demonstrate consistent profitability, the bank would be able to reverse the reserve against its deferred tax assets, thereby improving book equity by approximately $27.7 million (as of 12/31/2012) or approximately $11.00 per share based on current shares outstanding and approximately $2.55 per share based on a pro forma basis assuming $25 million of new capital raised at $3.00 per share (that is, 8.33 million new common shares issued). Our analysis also demonstrated that the capital raise could be executed in a manner to avoid a “change of control” for taxation purposes and not impose a section 382 limitation on the deferred tax asset carry-forward. We note that none of these details of our proposal and analysis are included in any ACFC SEC filing and/or public statement or correspondence with ACFC’s stockholders.

Despite the merits of a capital raise alternative, neither the Strategic Alternatives Committee nor the full Board gave due consideration to the proposal and, as such, refused to support our proposal, instead choosing to move forward with the contemplated merger with Bond Street. Throughout our discussions, the Board relied on the advice from its external financial advisor, KBW. The analysis presented by KBW did not address the positive financial impact of the capital raise and was biased towards an outright sale as a more financially attractive alternative. As noted above, we also believe that the full details of our proposal were not discussed with ACFC’s regulators and that no definitive position was taken by the regulators.  We believe that the Strategic Alternatives Committee and the full Board failed to adequately pursue this alternative with ACFC’s regulators and, therefore, could not have possibly been adequately informed about this alternative to the proposed merger.  Any suggestion in ACFC’s disclosures that the regulators provided definitive guidance to the company would be misleading. Furthermore, we do not understand why a transaction funded 60% by existing ACFC stockholders, with the remaining being funded by retail or institutional investors who would remain minority stockholders, would face any regulatory approval hurdles.

It is our belief that the Board, consistent with its fiduciary duties, should have explored both potential alternatives in parallel, so that our proposal was considered in a timely fashion and adequate time was provided to pursue our alternative. As you know, that is not how events progressed, with the Board failing to consider a parallel path until January 2013, after a merger application had already been filed with the Federal Reserve Bank of Atlanta for the Bond Street transaction.

Fairness Opinion provided by KBW

We have reviewed the fairness opinion provided by KBW and question the various assumptions that have been used to arrive to the conclusion in the opinion. In the analysis we presented to the Board, we analyzed precedent transactions which involved banks acquired in the Southeastern United States between 1/1/2010 to 11/1/2012 with asset size range of $500 million to $2.0 billion (19 transactions in total). Our analysis demonstrated that on an unadjusted basis, the consideration paid to the acquired bank’s shareholders, the median implied Price to Tangible Book Value (P/TBV) multiple paid was approximately 0.70x and the median implied Price to Adjusted Tangible Book Value was approximately 1.50x (Adjusted Tangible Book Value defined as Tangible Book Value less announced credit mark net of reserves on an after tax basis assuming a tax rate of 35%).  In stark contrast, Bond Street’s offer values ACFC at 0.33x Price to Tangible Book Value.

Using an unadjusted P/TBV median multiple of 0.70x and ACFC’s tangible book per share of $15.31 per share (as of 12/31/2012), the implied valuation for the bank is $10.72 per share. Based on our discussions with the Chief Credit Officer of ACFC, the credit mark is estimated at $30 million which translates into a net credit mark of $4.97 per share (based on reserves of $10.9 million and an assumed tax rate of 35%), implying an adjusted tangible book value per share of $10.34 per share. Using an adjusted P/TBV median multiple of 1.50x and ACFC’s adjusted tangible book per share of $10.34 per share, the implied valuation for the bank is $15.51 per share.

We also understand that KBW valued ACFC’s intrinsic value by performing a discounted cash flow (DCF) analysis based on projections provided by ACFC’s management. We do not understand the justification for the 15-19% discount rates assumption used in the KBW analysis. These discount rates are not representative of ACFC’s risk profile and unduly penalize ACFC’s projected cash flows. In addition, a Tangible Common Equity / Tangible Asset ratio assumption of 9.00% is very high and for the purposes of a five year DCF is, in our view, an incorrect assumption as it would imply that ACFC would retain earnings a much higher levels than what is currently the norm in the industry.

As we indicated in our prior letters to the Board, we would like to reiterate our belief that ACFC can be made profitable over the next few quarters, credit can be expected to experience continued, gradual improvement, risks can be effectively managed, capital can be raised at market price, some or possibly all of the deferred tax asset can be realized over a period of time and stockholder value can be created either through a sale at a future date at a reasonable price or the company can continue to operate independently and grow in the Jacksonville area. We strongly believe that the Bond Street transaction significantly undervalues the ACFC franchise and is not fair to the stockholders.

Sincerely,

/s/ Jay S. Sidhu
Jay S. Sidhu

Cc: Bhanu Choudhrie